JENNIFER M. GOODMAN ATTORNEY AT LAW +1 (312) 609-7732 jgoodman@vedderprice.com

April 9, 2013

VIA EDGAR Mr. Vince DiStefano Division of Investment Management Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Wilshire Mutual Funds (the “Registrant” or “Company”)
Registration Nos. 333-50390 and 811-07076

Dear Mr. DiStefano:

On behalf of the Registrant, this letter is in response to the supplemental comments you relayed during our telephone conference on April 9, 2013 regarding the response letter dated March 25, 2013 in connection with the Registrant’s Post-Effective Amendment No. 51 to its Registration Statement on Form N-1A filed on January 23, 2013 (the “PEA”), pursuant to Rule 485(a)(2) under the Securities Act of 1933.  As you requested, this letter is being filed via EDGAR.

Prospectus

1.
Comment:  With respect to the Large Company Growth and Large Company Value Portfolios, please clarify that the market capitalization rate of $250 million is correct, as it seems small for a large cap fund.  Also, is this the threshold for the 80% test?  If so, please explain how this is consistent with Rule 35d-1.

Response:  The market capitalization rate for the Large Company Growth and Large Company Value Portfolios is generally greater than $10 billion at the time of purchase.   The Prospectus has been revised to clarify this.  Furthermore, the Portfolios consider the  market capitalization level of $10 billion or more to be the threshold for each Portfolio’s 80% test and considers such threshold to be in compliance with Rule 35d-1.

Mr. Vince DiStefano
April 9, 2013

2.	Comment: With respect to the large cap and small cap portfolios, please explain why the market capitalization range is as of December 31, 2012. Is this the date that the indices are reconstituted?

Response:  The references to December 31, 2012 have been removed from the Prospectus as the Registrant does not reference the benchmarks in defining the market capitalization ranges.

3.	Comment: Given the Large Company Growth and Large Company Value Portfolios’ capitalization range, please include disclosure relating to small cap risk.

Response:  The Portfolios invest primarily in companies with capitalizations of greater than $10 billion, which the Registrant believes to be characteristic of  “large cap” companies as discussed above.  Accordingly, small cap risk disclosure has not been added.

4.
Comment:  With respect to the Small Company Growth and Small Company Value Portfolios, please confirm that the market capitalization of $10 million – $5 billion is correct, as the upper limit seems high for a small capitalization company.

Response:  The market capitalization range for the Small Company Growth and Small Company Value Portfolios is generally less than $3 billion at the time of purchase.   The Prospectus has been revised to clarify this.  Furthermore, the Portfolios consider the  market capitalization level of $3 billion or less to be the threshold for each Portfolio’s 80% test and considers such threshold to be in compliance with Rule 35d-1.

SAI

5.	Comment: Please add “Over the Past Five Years” to the Other Directorships column in the Trustee table.

Response:  The Registrant has revised the table.

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Mr. Vince DiStefano
April 9, 2013

If you have any questions regarding these responses, please call me at (312) 609-7732.

Very truly yours, /s/Jennifer M. Goodman